Exhibit 99.1
Form 51-102F3
MATERIAL CHANGE REPORT
Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations
ITEM 1:     REPORTING ISSUER
Barrick Gold Corporation
BCE Place
Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, ON M5J 2S1
ITEM 2:     DATE OF MATERIAL CHANGE
February 21, 2008
ITEM 3:     PRESS RELEASE
                    A press release was issued by Barrick Gold Corporation (“Barrick”) on February 21, 2008 and a copy of the press release is attached hereto.
ITEM 4:     SUMMARY OF MATERIAL CHANGE
                    Barrick announced that it has entered into a definitive purchase and sale agreement with Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (“Rio Tinto”) to purchase its 40% interest in the Cortez Joint Venture in Nevada. The total cash consideration is US$1.695 billion and the transaction is expected to be completed in Q1 2008, subject to customary closing conditions.
ITEM 5:     FULL DESCRIPTION OF MATERIAL CHANGE
                    For a full description of the material change, please refer to the press release attached hereto.
ITEM 6:     RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102
Not applicable.

ITEM 7:     OMITTED INFORMATION
Not applicable.
ITEM 8:     SENIOR OFFICER
                    The following senior officer of Barrick is knowledgeable about the material change and this report:
Sybil E. Veenman
Vice-President, Assistant General Counsel and Secretary
(416) 307-7470
ITEM 9:     STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein.
DATED at Toronto, Ontario this 3rd day of March 2008.

by	(signed) Sybil E. Veenman
Sybil E. Veenman